Exhibit 20.1

INTRADO ANNOUNCES SECOND QUARTER EARNINGS

Strong Quarter Fueled by Successful Contract Renewals and Growth in VoIP

Revenue up 9% to $34.5 Million, Earnings Per Diluted Share of $0.12

August 9, 2005 (Longmont, Colo.) — Intrado Inc. (NASDAQ:TRDO; www.intrado.com), a leading provider of integrated data and telecommunications solutions, today reported second-quarter growth in revenues and earnings.

•                  For the three months ended June 30, 2005, Intrado reported revenue of $34.5 million, up 9.4% from $31.5 million in the second quarter of 2004.

•                  Net income for the second quarter of 2005 was $2.2 million, or $0.12 per diluted share, compared to $171,000, or $0.01 per diluted share, for the same period in 2004.

•                  Cash from operations for the second quarter of 2005 was $11.8 million, compared to negative $0.3 million for the same period in 2004.

•                  Free cash flow (cash from operations of $11.8 million less cash used in acquisition of property and equipment of $0.7 million and capitalized software development costs of $1.2 million) for the second quarter of 2005 was $9.8 million compared to negative $3.3 million for the same period in 2004 (cash from operations of negative $0.3 million less cash used in acquisition of property and equipment of $0.3 million and capitalized software development costs of $2.6 million).

“We continued to execute on our business strategy and delivered another quarter of strong financial performance,” said George Heinrichs, Chief Executive Officer of Intrado. “In the second quarter, we executed a major wireline renewal. We completed all of our major wireless renewals, and we began the rollout of our nationwide VoIP Peering Service, a fundamental element of Intrado’s Intelligent Emergency Network™. Our recent successes empirically support our strategy.”

Recent Highlights

VoIP

•                  On May 19th, the Federal Communications Commission announced its ruling making E9-1-1 access mandatory by November 28, 2005, for interconnected VoIP providers who offer fixed and nomadic services. The announcement reinforced Intrado’s position regarding delivery of VoIP calls through the existing E9-1-1 network and expanded Intrado’s market opportunity for its proven VoIP E9-1-1 product suite.

•                  Intrado announced the availability of its VoIP 9-1-1 Peering Service, designed to overcome the challenge of interconnecting VoIP 9-1-1 calls with the existing 9-1-1 network. The service provides a common access point for VoIP Service Providers to deliver VoIP 9-1-1 calls directly into the dedicated 9-1-1 network.

•                  Intrado and the City of New York announced the deployment of new infrastructure to enable VoIP Service Providers to provide E9-1-1 service for their subscribers throughout New York City. Intrado worked closely with city officials and the local 9-1-1 service provider to complete the deployment, the first to provide such capability.

•                  Recently, Intrado signed agreements with several major VoIP providers to deploy services that enable them to deliver nationwide VoIP E9-1-1 services. The deployment of the Intrado V9-1-1 Mobility Service will allow VoIP service providers to seamlessly route subscribers 9-1-1 calls into the dedicated wireline E9-1-1 network. The deployment is the first of its kind and builds upon Intrado’s recent deployment of VoIP E9-1-1 infrastructure for New York City.

Renewals

•                  One of our major ILEC customers signed an eight-year renewal which contained both license and service components.

•                  Several of our largest wireless customers extended existing agreements, reaffirming their relationship with Intrado.

Intelligent Emergency Network™

•                  Intrado began to deploy additional resources to its nationwide rollout of the next generation of emergency services technology, including a significant infrastructure upgrade with a key ILEC customer.

•                  Intrado and HP announced plans to develop a highly secure, scalable and efficient HP server platform to support the Intrado® Intelligent Emergency Network™, a robust emergency communications architecture that is intended to serve as the backbone of the 9-1-1 system.

Second-Quarter Operational Results

Wireline. Revenue was $19.9 million in the second quarter of 2005, up 6.7% from $18.6 million in the second quarter of 2004.

Wireless. Revenue was $14.7 million in the second quarter of 2005, up 13.4% from $12.9 million in the second quarter of 2004. Wireless revenue growth was driven primarily by additional wireless customers and deployments of enhanced 9-1-1 services.

Direct Costs. Direct costs for the second quarter of 2005 were $19.2 million, compared to $18.6 million in the year-ago quarter, an increase of 3.1%.

Indirect Overhead Expenses. Total indirect overhead expenses increased 2.1% to $11.9 million in the second quarter of 2005, compared to the same period in 2004. Total indirect overhead expenses are defined as sales and marketing expenses of $5.9 million, general and administrative expenses of $5.2 million and research and development expenses of $0.8 million. During the second quarter of 2004, indirect overhead expenses were $11.6 million and consisted of $4.8 million of sales and marketing expenses, $6.0 million of general and administrative expenses and $0.8 million of research and development expenses.

Intrado had $45 million in cash and cash equivalents at June 30, 2005. The company had $17.2 million available under its revolving line of credit with GE Capital and an additional $12.0 million under existing capital lease facilities.

Days sales outstanding (DSOs) were 52 days at June 30, 2005, up from 50 days at March 31, 2005. DSOs is defined as gross accounts receivable plus unbilled revenue divided by total quarterly revenue, multiplied by 90 days.

Intrado’s Third-Quarter 2005 Outlook

•                  Total revenue of $33 million to $34.5 million.

•                  Wireline revenue of $19 million to $20 million.

•                  Wireless revenue of $14 million to $14.5 million.

•                  Direct costs of $19.5 million to $20.5 million, including an incremental new spend of approximately $1.1 million in the Intrado® Intelligent Emergency NetworkTM.

•                  Earnings per diluted share of $0.07 to $0.13, based on an estimated effective tax rate of 36.5% and 18.3 million shares outstanding.

•                  Free cash flow of $3.5 to $5.5 million, consisting of estimated net cash provided by operating activities ranging between $6 million and $8 million, less estimated capital expenditures of $1.0 million and estimated capitalized software development costs of $1.4 million.

•                  Sales and marketing expenses of $5.6 million to $5.8 million.

•                  General and administrative expenses of $4.7 million to $4.9 million.

•                  Research and development costs of approximately $0.8 million.

Fourth-Quarter 2005 Outlook

•                  Total revenue of $34 million to $39 million.

•                  Earnings per diluted share of $0.08 to $0.15, based on an estimated effective tax rate of 36.5% and 18.4 million shares outstanding. This estimate includes the impact of additional Intelligent Emergency Network-related costs and investments of $2.5 million to $3.0 million in the fourth quarter.

Intrado expects that incremental investments in Intelligent Emergency Network will continue in future quarters, temporarily putting pressure on operating margins and earnings in the near and medium term.

Conference Call Webcast

Intrado’s second-quarter earnings conference call will be hosted live via the Internet on August 9, 2005 at 4:30 p.m. ET at www.intrado.com. An online archive of the broadcast will be available through August 16, 2005.

About Intrado

For over two decades, telecommunications providers, public safety organizations and government agencies have turned to Intrado for their communications needs. Intrado provides the core of the nation’s 9-1-1 network and delivers innovative solutions to communications service providers and public safety organizations, including complex data management, network transactions, wireless data services and notification services. The company’s unparalleled industry knowledge and experience reduce the effort, cost and time associated with providing reliable information for 9-1-1, safety and mobility applications. Additional information on Intrado, its products and services, and past press releases can be found at Intrado’s Web site: www.intrado.com

Note Concerning Non-GAAP Financial Measures

Certain information set forth herein, including net income, direct expenses and earnings per share excluding non-cash asset impairment charges are non-GAAP financial measures; further, total indirect overhead expenses and free cash flow, may be considered non-GAAP financial measures. Intrado believes this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring its operating performance, ability to retire debt and invest in new business opportunities. Intrado’s management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating Intrado’s operating performance and capital resources. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as reported by Intrado may not be comparable to similarly titled amounts reported by other companies. A reconciliation of GAAP and non-GAAP Statements of Operations is provided in the financial statements attached to this press release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Statements in this announcement that are not historical facts are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this announcement. Known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those contemplated in forward-looking statements.

The forward-looking statements included in this announcement are necessarily estimates reflecting the best judgment of senior management. Although we believe that these forward-looking statements are reasonable, we cannot promise that they will turn out to be correct. Our actual results could be materially different from our expectations due to a variety of risks and uncertainties, including, but not limited to, the following:

•                  Our reliance on large contracts from a limited and potentially decreasing number of significant telecommunications customers and their ability to pay for our services, especially in light of recent competitive pressures in the telecommunications industry;

•                  Whether acquisitions, consolidations, bankruptcies and reorganizations among our telecommunications customers will result in volume pricing discounts or otherwise have a material adverse effect on our market share, revenue and liquidity;

•                  Competition in service, price and technological innovation from entities with substantially greater resources, especially in light of the fact that the increased use of Voice over Internet Protocol (VoIP) technology may open our traditional 9-1-1 data management services business to new competition;

•                  Our ability to enter or renew wireline, VoIP and wireless contracts at prices that will allow us to maintain current profit margins;

•                  Our ability to integrate businesses and assets that we have acquired or may acquire;

•                  Whether our efforts to expand into European and other international markets will prove to be economically viable and whether we will be able to generate revenue sufficient to recover our investment in bmd wireless AG or other international investments;

•                  Adverse trends in the telecommunications industry in general, including bankruptcy filings by our customers and other factors that are beyond our control;

•                  Whether our investments in research and development and capitalized software will expand our service offerings and prove to be economically viable;

•                  Constraints on our sales and marketing channels because many of our customers compete with each other;

•                  Our ability to accurately predict, control and recoup the large amount of up-front expenditures necessary to serve new customers and possible delays in sales cycles;

•                  Our ability to expand beyond our traditional business and into highly competitive notification and data management sectors, including, but not limited to, our efforts to employ IntelliCast® Target Notification and Commercial Database (CDB) services;

•                  The unpredictable rate of adoption of wireless 9-1-1 services, including further delays in the Federal Communications Commission’s mandated deployment of Phase I and Phase II wireless location services;

•                  The potential for liability claims, including product liability claims relating to our software and services;

•                  Technical difficulties and network downtime, including those caused by sabotage or unauthorized access to our systems;

•                  Changes in interest rates, including the LIBOR and prime rate and their potentially adverse effect on our results of operations and cash flows;

•                  The possibility that we will not generate taxable income in an amount sufficient to allow us to utilize previously generated net operating loss carryforwards or research and development tax credits;

•                  Our ability to economically attract, motivate and retain high-quality employees with skills that match our business needs;

•                  Developments in telecommunications regulation and the unpredictable manner in which existing or new legislation and regulation may be applied to our business;

•                  The potential impact of recent accounting pronouncements related to share-based payments on our prospective and historical financial statements; and

•                  Developments in governance, accounting and financial regulations, including Section 404 of the Sarbanes-Oxley Act of 2002 and their impact on general and administrative expenses.

This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere in this announcement. These factors are not intended to represent a complete list of all risks and uncertainties inherent in our business, and should be read in conjunction with the more detailed risk factors included in our SEC filings. Except for our ongoing obligations to disclose material information under U.S. federal securities laws, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Investor Contact

Stephen Calk

Investor Relations

Intrado Inc.

720.864.5238

stephen.calk@intrado.com

Financial Tables to Follow

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INTRADO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	JUNE 30,		JUNE 30,
	2005	2004	2005	2004

Revenues:
Wireline	$19,852	$18,612	$42,934	$37,305
Wireless	14,653	12,925	29,135	23,787
Total revenues	34,505	31,537	72,069	61,092

Costs and expenses:
Direct costs - Wireline	12,316	11,634	25,866	21,960
Direct costs - Wireless	6,893	7,005	14,152	12,809
Sales and marketing	5,868	4,845	11,332	9,355
General and administrative	5,186	6,013	10,828	11,543
Research and development	803	756	1,746	1,339
Total costs and expenses	31,066	30,253	63,924	57,006
Income from operations	3,439	1,284	8,145	4,086

Other income (expense):
Interest and other income	278	93	443	180
Interest and other expense	(180)	(326)	(388)	(694)
Income before income taxes	3,537	1,051	8,200	3,572

Income tax expense	1,306	478	2,985	1,406
Income from continuing operations	2,231	573	5,215	2,166
Discontinued operations:
Income (loss) from discontinued operations before income taxes	27	(653)	(106)	(123)
Income tax benefit (expense)	(10)	251	41	49
Income (loss) from discontinued operations	17	(402)	(65)	(74)
Net income	$2,248	$171	$5,150	$2,092

Net income (loss) per share:
Basic:
Continuing operations	$0.13	$0.03	$0.29	$0.12
Discontinued operations	$(0.00)	$(0.02)	$(0.00)	$(0.00)
Total	$0.13	$0.01	$0.29	$0.12

Diluted:
Continuing operations	$0.12	$0.03	$0.29	$0.13
Discontinued operations	$(0.00)	$(0.02)	$(0.01)	$(0.01)
Total	$0.12	$0.01	$0.28	$0.12

Shares used in computing net income per share:
Basic	17,676,123	17,069,354	17,603,089	16,937,933
Diluted	18,284,288	18,072,533	18,219,403	18,114,282

INTRADO INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)

(Unaudited)

	June 30, 2005	December 31, 2004

ASSETS
Current assets:
Cash and cash equivalents	$44,959	$10,657
Short-term investments	—	28,705
Accounts receivable, net of allowance for doubtful accounts of approximately $309 and $190	16,986	17,556
Unbilled revenue	2,146	1,675
Prepaids and other	3,052	3,032
Deferred contract costs	4,183	5,775
Deferred tax asset	3,043	7,507

Total current assets	74,369	74,907

Property and equipment, net of accumulated depreciation of $50,540 and $46,591	21,288	22,703
Goodwill	29,573	30,278
Other intangibles, net of accumulated amortization of $8,499 and $7,836	3,597	4,260
Long-term investments	—	898
Deferred contract costs	2,838	1,541
Deferred tax asset	854	—
Software development costs, net of accumulated amortization of $12,112 and $8,875	15,281	16,551
Other assets	325	410

Total assets	$148,125	$151,548

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$9,418	$9,777
Current portion of capital lease obligations	1,689	1,504
Mandatorily redeemable preferred stock payable	—	4,431
Deferred contract revenue	13,000	19,742

Total current liabilities	24,107	35,454

Capital lease obligations, net of current portion	1,776	1,312
Line of credit	2,000	2,000
Deferred rent, net of current portion	1,689	1,643
Deferred contract revenue	7,847	5,620
Deferred tax liability	—	1,174

Total liabilities	37,419	47,203

Commitments and Contingencies	—	—

Stockholders’ equity:
Preferred stock, $.001 par value; 15,000,000 shares authorized; 0 and 4,552 issued and outstanding
Common stock, $.001 par value; 50,000,000 shares authorized; 17,726,400 and 17,473,860 shares issued and outstanding as of June 30, 2005 and December 31, 2004	18	17
Accumulated other comprehensive income (loss)	(144)	656
Additional paid-in-capital	114,202	112,192
Accumulated deficit	(3,370)	(8,520)
Total stockholders’ equity	110,706	104,345

Total liabilities and stockholders’ equity	$148,125	$151,548

INTRADO INC.

CONSOLIDATED

STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

(Unaudited)

	THREE MONTH ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2005	2004	2005	2004

Cash flows from operating activities:
Net income	$2,248	$171	$5,150	$2,092
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,865	3,966	9,039	7,845
Asset impairment	—	2,536	—	2,536
Tax benefit for stock option exercises	149	289	353	1,302
Loss from sale of discontinued operations, net of tax	10	—	5	—
Accretion of interest on mandatorily redeemable preferred stock payable	52	(140)	120	(2)
Stock-based compensation	52	31	111	101
Provision for doubtful accounts	59	119	129	161
Other, including loss on disposal of assets	10	3	36	9

Change in-
Accounts receivable and unbilled revenue	1,417	(6,500)	(97)	(4,716)
Prepaids and other assets	537	(142)	49	(1,100)
Deferred contract costs	179	(115)	257	(421)
Deferred income taxes	1,014	(63)	2,468	39
Accounts payable and accrued liabilities	(1,217)	(1,828)	(385)	(2,174)
Deferred revenue	3,385	1,340	(4,145)	997
Net cash provided by (used in) operating activities	11,760	(333)	13,090	6,669

Cash flows from investing activities:
Acquisition of property and equipment	(665)	(321)	(1,274)	(806)
Purchases of investments	(413)	(22,093)	(9,109)	(29,726)
Proceeds from sales of investments	34,653	14,803	38,713	23,153
Capitalized software development costs	(1,248)	(2,616)	(2,944)	(4,587)
Cash paid on disposal of discontinued operations	9	—	(282)	—
Acquisition, net of cash acquired	—	20	—	(4,354)
Net cash provided by (used in) investing activities	32,336	(10,207)	25,104	(16,320)

Cash flows from financing activities:
Principal payments on capital lease obligations	(404)	(804)	(859)	(1,762)
Principal payments on notes payable and mandatorily redeemable preferred stock	(4,552)	(5,380)	(4,552)	(6,464)
Proceeds from exercise of stock options, warrants and employee stock purchase plan	881	1,192	1,567	3,712
Net cash used in financing activities	(4,075)	(4,992)	(3,844)	(4,514)

Effect of exchange rate changes on cash	(24)	4	(48)	4

Net increase (decrease) in cash and cash equivalents	39,997	(15,528)	34,302	(14,161)
Cash and cash equivalents, beginning of period	4,962	18,648	10,657	17,281
Cash and cash equivalents, end of period	$44,959	$3,120	$44,959	$3,120

Supplemental schedule of noncash financing and investing activities:
Property acquired with capital leases and accounts payable	$1,512	$685	$1,757	$979

Supplemental reconciliation of free cash flow, not including acquisitions and investments
Net cash provided by operating activities	$11,760	$(333)	$13,090	$6,669
Net cash used in investing activities	32,336	(10,207)	25,104	(16,320)
Free cash flow	44,096	(10,540)	38,194	(9,651)
add back net purchases (sales) of ST and LT investments	(34,240)	7,290	(29,604)	6,573
add back acquisitions (disposals), net of cash acquired	(9)	(20)	282	4,354
Free cash flow, not including acquisitions and investments	$9,847	$(3,270)	$8,872	$1,276